AMENDMENT NO. 3

TO INVESTMENT SUB-ADVISORY AGREEMENT

Amendment No. 3 to INVESTMENT SUB-ADVISORY AGREEMENT dated as of January 1, 2002, as amended, by and among Thrivent Financial for Lutherans, Thrivent Series Fund, Inc., and T. Rowe Price Associates, Inc. (the "Agreement").

The Agreement is hereby amended, effective September 1, 2019, as follows:

1.Schedule I to the Agreement is hereby deleted in its entirety and replaced with Exhibit A to this Amendment.

Except as modified herein, all terms and conditions of the Agreement remain in full force and effect.

THRIVENT FINANCIAL FOR LUTHERANS

By: /s/ David S. Royal _________

Name: David S. Royal

Title: Chief Investment Officer

THRIVENT SERIES FUND, INC.

By: /s/ David S. Royal	_________

Name: David S. Royal
Title: President

T. ROWE PRICE ASSOCIATES, INC.

By:_ /s/ Terence Baptiste ______

Name: Terence Baptiste

Title: Vice President

EXHIBIT A

Schedule I

Dated as of September 1, 2019

Sub-advisory Fees

Compensation pursuant to paragraph IV of this Sub-advisory Agreement shall be payable monthly in arrears and calculated in accordance with the following schedule applied to aggregate average daily net assets that are subject to the Sub-adviser's investment discretion in the Portfolio:

Thrivent Partner Growth Stock Portfolio

0.50% on first $50 million of average daily net assets 0.40% on next $50 million

Resets to 0.40% on all assets at $100 million 0.375% on assets above $250 million 0.35% on assets above $500 million

Resets to 0.30% on all assets at $1 billion

For the purposes of determining the sub-advisory fees, average daily net assets include all assets managed by the Sub-adviser, less net cash. Net cash is defined as the total cash in the Portfolio, less the amount necessary to cover the derivative exposure.